May 10, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention:                                         Sasha Parikh
Kevin Vaughn

RE: File Number 001-02189

Dear Ms. Parikh and Mr. Vaughn:

In reply to your letter of May 8, 2017, we have enclosed our response in the attachment to this letter.

Very truly yours,

/s/ Brian Yoor
Brian B. Yoor
Executive Vice President, Finance and Chief Financial Officer

Enclosure

Form 8-K filed January 25, 2017

Exhibit 99.1

NON-GAAP RECONCILIATION OF FINANCIAL INFORMATION FROM CONTINUING OPERATIONS, page 14

1.              Regarding your response to our prior comment 1 of our March 29, 2017 letter, please confirm to us that you will revise your future filings to provide a similar level of detail regarding your non-GAAP adjustments. As part of such disclosure, clearly quantify each ‘specified item’ noted in the disclosure. For example, in the first table of ‘Non-GAAP Reconciliation of Financial Information From Continuing Operations for the Fourth Quarter Ended December 31, 2016 and 2015’ on page 14, you disclose that specified items reflect “...other expenses of $196 million, primarily associated with acquisitions, including bridge facility fees and other debt related costs, charges related to cost reduction initiatives and other expenses”. In this regard, separately discuss and quantify each ‘specified item’ noted rather than an aggregate amount.

Response:

We confirm that in future earnings releases we will provide a level of detail regarding our non-GAAP adjustments that is similar to the level of detail provided in our April 11, 2017 response, showing the amount and description of each specified item.